UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  ___)*

Witness Systems, Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

977424100

(CUSIP Number)

March 22, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b) [X] Rule 13d-1(c) [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 977424100	13G	Page 2 of 6 Pages

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Pendragon Capital LLP
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization: United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 1,819,400
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 1,819,400
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,819,400
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 5.25%
12.	Type of Reporting Person (See Instructions): OO

Page 3 of 6 Pages

Item 1(a).

Name of Issuer:

Witness Systems, Inc. (the “Issuer”)

Item 1(b).

Address of Issuer’s Principal Executive Offices:

300 Colonial Center Parkway, Suite 600, Roswell, Georgia 30004

Item 2(a).

Name of Person Filing:

This statement is filed on behalf of Pendragon Capital LLP (“Pendragon”).  This statement relates to Shares (as defined herein) held in the names of funds (the “Funds”) for which Pendragon serves as investment manager.  Pursuant to management agreements between the Funds and Pendragon, Pendragon has sole voting and dispositive power over the Shares held in the names of the Funds and may therefore be deemed to be the beneficial owner of such Shares.

Item 2(b).

Address of Principal Business Office or, if None, Residence:

Berkeley Square House, 4-19 Berkeley Square, London W1J 6BR, United Kingdom

Item 2(c).

Citizenship:

Pendragon is a limited liability partnership organized under the laws of the United Kingdom.

Item 2(d).

Title of Class of Securities:

Common Stock, par value $.01 per share (the “Shares”)

Item 2(e).

CUSIP Number:

977424100

Item 3.

If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

Page 4 of 6 Pages

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940; or
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

(a)

Amount beneficially owned:

As of March 30, 2007, Pendragon may be deemed to be the beneficial owner of an aggregate of 1,819,400 Shares.  These Shares are held in the names of the Funds.

(b)

Percent of class:

As of March 30, 2007, Pendragon may be deemed to be the beneficial owner of approximately 5.25% of the total number of Shares outstanding (based on the Issuer having 34,643,960 Shares outstanding as of March 12, 2007, as reported in the preliminary proxy statement on Schedule 14A filed by the Issuer on March 14, 2007).

(c)

Number of shares as to which the person has:

     (i)

Sole power to vote or to direct the vote:

1,819,400

     (ii)

Shared power to vote or to direct the vote:

  0

     (iii)  Sole power to dispose or to direct the disposition of:

1,819,400

     (iv)  Sole power to dispose or to direct the disposition of:

  0

Page 5 of 6 Pages

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

All of the Shares reported in this statement are owned by the Funds, no one of which owns more than 5% of the class.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.

Identification and Classification of Members of the Group.

Not applicable.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 2, 2007

PENDRAGON CAPITAL LLP

By: /s/ John Pennells

      Name:  John Pennells

      Title:    Partner